EXTENDED WITHDRAWAL PRIVILEGE RIDER

This rider is issued as a part of the Contract to which it is attached. The Date of Issue and Contract Date applicable to this Rider are the same as those of the Contract. Except where this Rider provides otherwise, it is subject to all conditions and limitations of the Contract.

This rider has been issued because your Contract is part of a tax-qualified retirement plan. It allows you to receive the required minimum distribution of your interest in this Contract, as required by federal tax law, without the imposition of a Contingent Deferred Sales Charge.

The following provision is added to the Contract:

EXTENDED WITHDRAWAL PRIVILEGE

For Contract Years in which the Contract is subject to required minimum distribution rules under current federal tax law and the Annuitant has attained age 70 ½ , the amount available annually without the application of the Contingent Deferred Sales Charge ("Charge") is the greater of:

    1.    The withdrawal amount referred to as the Annual Withdrawal Amount on Page 3 of the Contract: or

    2.    The required minimum distribution of your interest in this Contract under current federal tax law.

Signed for Hartford Life Insurance Company

HL-VAMINDIS05                                        Printed in U.S.A.